

December 12, 2023

Ron Knutson
Chief Financial Officer
Distribution Solutions Group, Inc.
8770 W. Bryn Mawr Avenue
Suite 900
Chicago, IL 60631

     Re: Distribution Solutions Group, Inc.
         Form 10-K for the Fiscal Year Ended December 31, 2022
         File No. 000-10546

Dear Ron Knutson:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                              Sincerely,

                              Division of Corporation Finance
                              Office of Trade & Services

cc: Rick Pufpaf